EXHIBIT 21

                                Subsidiaries

The Company has two subsidiaries. The first, Micro Bytes Computer Centers, Inc., is a Florida corporation organized in September, 2000. One of the two Directors of Micro Bytes Computer Centers, Inc. is Willis Hale, who is also Merge Media, Inc.'s CEO and President. The second, Secured Data Services, Inc., is a Florida corporation organized in May, 2001. The sole Director of Secured Data Services, Inc. is Willis Hale, who is also Merge Media, Inc's CEO and President.